

April 12, 2013

Via E-mail
Mr. Philip V. Bancroft
Chief Financial Officer
ACE Limited
Baerengasse 32
Zurich, Switzerland CH-8001

Re: **ACE Limited**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-11778

Dear Mr. Bancroft:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information and amending your filing to comply with the comments below or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
Segment Operating Results
Insurance – North American, page 70

1. You disclose on page 72 that you had high losses in your crop insurance business in 2012 but we could not find any quantified disclosures on these losses. Please tell us why you did not include any quantified disclosure regarding the results of operations of your crop insurance business and provide us proposed disclosure to be included in future periodic reports that discusses the results of operations of your crop insurance business. If known trends and circumstances indicate further losses are expected in this line of business, your proposed disclosure should also address the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
18. Statutory Financial Information, page F-70

2. You disclose that some of your insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and disclosed that the statutory capital and surplus of your insurance subsidiaries met regulatory requirements for 2012, 2011 and 2010. Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.
- Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by ACE Limited to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant